Exhibit 99.1

NEWS RELEASES
Suite 215 - 800 West Pender St Vancouver, BC V6C 2V6

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KIMBER ANNOUNCES INCREASED RESOURCES ON THE CARMEN DEPOSIT

September 6, 2005

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (TSX:KBR)

Kimber is pleased to report the latest resource estimate on its Carmen deposit, Estimate “L”, prepared under the supervision of External Qualified Person, Mr. A.A. Burgoyne, P.Eng of Burgoyne Geological Inc.

The table below shows the Measured & Indicated resource categories in the Carmen deposit to now approach one million gold-equivalent ounces, a significant increase in these all-important categories. Drilling on the Carmen deposit continues to be directed at locating additional resources and converting those in the Inferred category (also listed below) to Measured & Indicated.

"Carmen Deposit Estimate "L
	Tonnes	Gold (g/t)	Silver (g/t)	Gold Eq.* (g/t)	Gold, ounces	Silver, ounces	Gold Eq.* ounces
Measured & Indicated	19,529,000	0.87	57	1.54	545,000	35,921,000	967,600
Inferred	7,421,000	1.00	39	1.46	238,000	9,366,000	348,200

Veta Minitas resource estimate of November 2004
Measured & Indicated	900,000	0.71	91	1.78	20,000	2,600,000	50,200
Inferred	400,000	0.37	99	1.53	4,500	840,000	14,400
* Gold-equivalent assumes equivalence of 85 units of silver to one unit of gold.

Veta Minitas

The resource estimate on the partially-drilled Veta Minitas structure is unchanged but is included to show all estimates on the Monterde property to date.

Nature of Estimate

This is a polygonal estimate using all (273) reverse circulation holes for which results were available by August 18, 2005. Boundaries to the mineralized body, incorporating the revised understanding of controls to mineralization, were drawn by hand on each of 25 vertical sections 25 metres apart. Polygons were then drawn to outline cut-off grades at 0.3 g/t gold and 35 g/t silver.

Increase in Measured & Indicated

Since Estimate “K” in September 2004, a further 211,500 gold-equivalent ounces in the Measured & Indicated categories have been added, an increase of 63%, some of it from upgrading of Inferred resources, some of it from new zones. The percentage of the total gold-equivalent resource (Measured + Indicated + Inferred) belonging to the first two categories increased from 62 % to 74% , ( a 9 % increase for gold and a 15 % increase for silver).

Grades

Gold grades are 7% lower than in Estimate “K”, principally because a lower gold cut-off was used (0.3 g/t instead of 0.5 g/t), together with 35 g/t silver. The lower gold cut-off, is thought to be more realistic, given present prices and expected recoveries. Silver grades are lower by 31%, because much of the recent drilling has been beyond the silver-rich portion of the deposit.

Bulk Density

The reverse circulation holes drilled since Estimate “K” were accompanied by core holes drilled for geotechnical, metallurgical, and bulk-density measurements. The results of 90 bulk density measurements average 2.30 tonnes per cubic metre (“t/m3”), in contrast to the 2.65 t/m3 assumed for previous estimates. Estimate “L” incorporates the tonnage reduction which follows from the lower bulk density. If Estimates “K” and “L” are compared on a constant bulk density basis, the Measured & Indicated categories have been increased by 401,300 gold-equivalent ounces (a 71% increase). Total resources (all categories, including Inferred) have been increased by 44%.

Gold per Share

While the number of shares issued increased from 28,878,382 in September 2004 to 33,732,825 in August 2005 (the time of the last drilling used for the estimate, but before the recently-announced financing), the amount of gold per issued share increased by 6% from 1.199 grams 1.273 grams.

Cost of Resource Ounces

The current cost of resource ounces (using all property-related costs, including purchase payments applied to all resource categories, including Inferred) is less than US$7.50 per gold-equivalent ounce.

Potential of the Monterde Property (28,000 hectares)

Although a substantial increase in the value of the Carmen deposit is likely to follow from further enlargement and from upgrading resources to reserves (expected from the pre-feasibility study), the greatest potential for the Monterde property lies in the exploration targets, two of which (the Carotare and El Orito Norte) have already been identified.

Next Estimate

The next estimate will apply block model methods to the same geologic interpretation and the same boundaries. Drilling will continue on the Carmen deposit to explore its limits to the east and south and to convert more of the Inferred resources to Measured and Indicated.

Robert Longe, P.Eng.
President & CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck
Manager, Corporate Communications

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Mr. Alan Hitchborn, B.Sc., Vice President Development, manages the field program of drilling and trenching on the Monterde project. Mr. J.B. Richards, P.Eng., Vice President Engineering, and designated Qualified Person (Q.P.) for the project is responsible for quality control and has verified the data disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA./QC procedures incorporate blanks and duplicates inserted at the drill site and standards inserted after sample preparation. Drilling is by reverse circulation. A one eighth split of each two-metre section of the drill hole, weighing approximately 6 kg is processed by ALS Chemex at its preparation laboratory in Hermosillo, Mexico. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram subsamples, fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. Highgrade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.